SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2
                                    --------
                       California Coastal Communities Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    129915203
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                                 (CUSIP Number)

                      Mellon HBV Alternative Strategies LLC
                           200 Park Avenue, 54th Floor
                             New York, NY 10166-3399
                                 (212) 922-8200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  October 16, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 148435100
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Mellon HBV Alternative Strategies LLC
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[ ]
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  WC
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  1,003,768
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  1,003,768
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        10        SHARED DISPOSITIVE POWER
                  0
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        11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  1,003,768
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)             [ ]
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  9.9  %
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
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
INTRODUCTION:

Mellon HBV Alternative Investment Strategies LLC, a registered investment adviser (the "Reporting Person"), on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority, beneficially owns 9.9% of the Common Stock of California Coastal Communities Inc. (the "Company").

The Reporting Person is filing this amendment no. 2 to Schedule 13D to disclose recent sales by the Reporting Person.


ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person, for itself and for affiliated investment funds and separately managed accounts over which it exercises discretionary authority, acquired the Shares for investment purposes.

     The Reporting Person is filing this amendment to report recent sales of the Company's Common Stock

     The Reporting Person reserves the right to continue to acquire and/or dispose of securities of the Issuer.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of October 17, 2006, funds affiliated with the Reporting Person and separately managed accounts over which it exercises discretionary authority beneficially own 1,003,768 shares of the Company's Common Stock, representing approximately 9.9% of the outstanding Common Stock (based on 10,172,712 shares reported outstanding as of July 31, 2006, as disclosed by the Company in its Form 10Q for the period ended June 30, 2006 filed with the Commission on August 8, 2006).

     (c) The table below sets forth transactions in the Issuer's Common Stock that the Reporting Person effected during the past sixty (60) days relating to the Issuer. Each transaction set forth below is a sale.



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TRADE DATE   ACTION       QUANTITY     PRICE
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10/2/06      SELL          5,200       20.0967
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10/4/06      SELL          8,800       18.99
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10/5/06      SELL         11,000       19.1846
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10/6/06      SELL          4,000       19.0628
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10/9/06      SELL          8,280       18.4833
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10/10/06     SELL          9,500       18.5545
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10/11/06     SELL         10,000       18.3399
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10/12/06     SELL         17,500       18.347
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10/13/06     SELL         21,500       18.4227
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10/16/06     SELL         25,000       18.585
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10/17/06     SELL         19,200       18.2978
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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 2006

         MELLON HBV ALTERNATIVE STRATEGIES LLC


                  By: /s/ William F. Harley III
                  --------------------------------
                  William F. Harley III
                  Chief Investment Officer